中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref: BS(2004)035(JY)

4th February, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
<u>Rule 12g3-2(b) File No.82-34675</u>

We enclose an announcement issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 3rd February, 2004 for your attention. A copy of Form D2 filed with the Companies Registry in Hong Kong is also enclosed for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

The Standard
Date - 4 FEB 2004

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(the "Company")

ANNOUNCEMENT

Mr. Ping Yue has resigned as a Non-executive Director of the Company and the Bank.

The Directors of the Company hereby announce that due to his retirement, Mr. Ping Yue has resigned as a Non-executive Director of the Company and Bank of China (Hong Kong) Limited (the "Bank"), the principal operating subsidiary of the Company. The Directors are grateful to Mr. Ping for his contribution to the Group during his tenure of office and wish him a happy retirement.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 3 February 2004

File No. 82-34675

COPY

Companies Registry
公 司 註 冊 處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

770009

1 Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

2 Type of Change 更改事項

☑ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Ping 平	Yue 岳

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
P. 5346136	The People's Republic of China

Date of Resignation or Cessation
辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
02	02	2004	N/A

Presentor's Name and Address
提交人的姓名及地址

BOC Hong Kong (Holdings) Limited
52nd Floor, Bank of China Tower
1 Garden Road
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
04-02-2004
公司註冊處(行政組)
COMPANIES REGISTRY

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號

770009

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期		
	DD 日	MM 月	YYYY 年

Existing Name
現用姓名

Name／New Name
姓名／新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Jason C.W. Yeung) Date 日期： 3rd February, 2004

~~Director／~~Secretary~~／Manager／Authorized Representative~~
~~董事／~~秘書~~／經理／授權代表~~